UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 79471 / December 6, 2016

Admin. Proc. File No. 3-17374

In the Matter of

FOXWEDGE, INC.,
HARRINGTON RESOURCES, INC.,
JUNIPER ACQUISITION CORPORATION, and
NEXUS DATA SECURITY CORP.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

        The time for filing a petition for review of the initial decision in this proceeding has expired.  No such petition has been filed by Foxwedge, Inc., Harrington Resources, Inc., Juniper Acquisition Corporation, or Nexus Data Security Corp. and the Commission has not chosen to review the decision on its own initiative.

        Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Foxwedge, Inc., Harrington Resources, Inc., Juniper Acquisition Corporation, and Nexus Data Security Corp.[2]  The order contained in that decision is hereby declared effective.  The initial decision ordered that, pursuant to Section 12(j) of the

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[1]     17 C.F.R. § 201.360(d).

[2]     *Dominion Minerals Corp., Foxwedge, Inc., Harrington Res., Inc., Juniper Acquisition Corp., and Nexus Data Sec. Corp.,* Initial Decision Release No. 1067 (Oct. 14, 2016), 115 SEC Docket 04, 2016 WL 6023903.  The Central Index Key numbers are:  826812 for Foxwedge, Inc.; 1345426 for Harrington Resources, Inc.; 1100383 for Juniper Acquisition Corporation; 1586558 for Nexus Data Security Corp.

Securities Exchange Act of 1934, the registrations of each class of registered securities of Foxwedge, Inc., Harrington Resources, Inc., Juniper Acquisition Corporation, and Nexus Data Security Corp. are revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.


Brent J. Fields
Secretary

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

|  |  |
|---|---|
| In the Matter of<br><br>DOMINION MINERALS CORP.,<br>FOXWEDGE, INC.,<br>HARRINGTON RESOURCES, INC.,<br>JUNIPER ACQUISITION CORPORATION, and<br>NEXUS DATA SECURITY CORP. | INITIAL DECISION ON DEFAULT<br>October 14, 2016 |

APPEARANCE:          David S. Frye for the Division of Enforcement,
                     Securities and Exchange Commission

BEFORE:              Brenda P. Murray, Chief Administrative Law Judge

On August 10, 2016, the Securities and Exchange Commission issued an order instituting proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934, alleging that Respondents have securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and are delinquent in their periodic filings.[1]  Respondents were served with the OIP by August 15 and their answers were due by August 29, 2016.  *Dominion Minerals Corp*., Admin. Proc. Rulings Release No. 4130, 2016 SEC LEXIS 3356 (ALJ Sept. 7, 2016).

Respondents did not file answers or participate in the September 1, 2016, prehearing conference.  *Id.*  On September 7, 2016, I ordered Respondents to show cause by September 19, 2016, why the registrations of their securities should not be revoked by default.  *Id.*  To date, Respondents have not responded to the show cause order.  Respondents are therefore in default for failing to file answers, participate in the prehearing conference, or otherwise defend the proceeding.  *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(1)-(2), .220(f), .221(f).  Accordingly, I find the allegations in the OIP to be true.

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[1] This proceeding has ended as to Dominion Minerals Corp.  *See Dominion Minerals Corp*., Exchange Act Release No. 78709, 2016 SEC LEXIS 3234 (Aug. 29, 2016).  As used in this decision, the term "Respondents" refers to Foxwedge, Inc., Harrington Resources, Inc., Juniper Acquisition Corporation, and Nexus Data Security Corp.

## Findings of Fact

Foxwedge, Inc., Central Index Key (CIK) No. 826812, is a Nevada corporation located in Timonium, Maryland, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB/A on February 12, 1996, which reported a net loss of $621,439 for the eleven months ended November 30, 1995. As of August 5, 2016, the company's common stock was not publicly quoted or traded.

Harrington Resources, Inc., CIK No. 1345426, is a dissolved Nevada corporation located in Lynden, Washington, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB12G on December 19, 2005, which reported a net loss of $760 for the period from inception on December 17, 2004, to September 30, 2005. As of August 5, 2016, the company's common stock was not publicly quoted or traded.

Juniper Acquisition Corporation, CIK No. 1100383, is a void Delaware corporation located in Washington, District of Columbia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB12G on December 17, 1999, which reported a net loss of $1,330 for the period from inception on March 24, 1999, through October 31, 1999. As of August 5, 2016, the company's common stock was not publicly quoted or traded.

Nexus Data Security Corp., CIK No. 1586558, is a void Delaware corporation located in Coral Springs, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-12G on September 30, 2013, which reported a net loss of $657 for the period from inception on July 2, 2013, through July 15, 2013. As of August 5, 2016, the company's common stock was not publicly quoted or traded.

In addition to their repeated failures to file timely periodic reports, Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failures to maintain valid addresses on file with the Commission as required by Commission rules, did not receive such letters.

## Conclusions of Law

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered with the Commission pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in annual and quarterly reports, even if the registration is voluntary under Exchange Act Section 12(g). 17 C.F.R. §§ 240.13a-1, .13a-13. "Compliance with those requirements is mandatory and may not be subject to conditions from

the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and rules thereunder. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). By failing to timely file required periodic reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

## Sanction

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend the registration for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining the public interest or what sanctions will adequately protect investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Respondents' failures to file required periodic reports are serious because they violate a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Respondents' violations are also recurrent in that Respondents repeatedly failed to file periodic reports for many years. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008).

Respondents are culpable because they knew, or should have known, of their obligations to file periodic reports. *See* 17 C.F.R. §§ 249.308a, .310 (Commission Forms 10-Q, 10-K); *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that scienter is not necessary to establish grounds for revocation); *Robert L. Burns*, Investment Advisers Act of 1940 Release No. 3260, 2011 SEC LEXIS 2722, at *41 n.60 (Aug. 5, 2011) (stating that the Commission has "repeatedly held that ignorance of the securities laws is not a defense to liability thereunder"). By not participating in this proceeding, Respondents forfeited an opportunity to show they have made efforts to remedy their past violations and to offer assurances against further violations.

On these facts, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of Respondents' registered securities.

## Order

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Foxwedge, Inc., Harrington Resources, Inc., Juniper Acquisition Corporation, and Nexus Data Security Corp. are REVOKED.

This initial decision shall become effective in accordance with and subject to the provisions of Rule of Practice 360. *See* 17 C.F.R. § 201.360. Pursuant to that Rule, I FURTHER ORDER that a party may file a petition for review of this initial decision within twelve days after service of the initial decision. *See* 17 C.F.R. § 201.360(b). A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, pursuant to Rule of Practice 111. *See* 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the order resolving such motion to correct a manifest error of fact. The initial decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. If any of these events occur, the initial decision shall not become final as to that party.

In addition, a respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend, and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. *Id.*

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Brenda P. Murray
Chief Administrative Law Judge